P.E. 12/31/01

0-28990

02012672

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2001

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Room M & N, 6/F, Block 3
Camelpaint Buildings
60 Hoi Yuen Road
Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: January 30, 2002

By /s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

Attached hereto is a copy of the Registrant's December 4, 2001 press release.

Highway Holdings Ltd. Announces Expiration of Warrants

HONG KONG--Dec. 4, 2001--Highway Holdings Ltd. (Nasdaq:HIHO) today announced that its warrants will expire on Dec. 9, 2001, per terms of the prospectus for the company's Dec. 9, 1996, initial public offering.

The warrants have been traded by an Electronic Communications Network (ECN). Prior to Feb. 12, 2001, the warrants were traded on the Nasdaq market.

Highway Holdings manufactures clocks and clock movements for sale under the company's own Kienzle Uhren brand name, as well as for unaffiliated clock companies. It also manufactures a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers.

Additionally, Highway Holdings manufactures finished products, including single-use and 35 mm cameras and other products. The company has headquarters in Hong Kong and operates manufacturing facilities in nearby Shenzhen province of the People's Republic of China.

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CONTACT: PondelWilkinson MS&L
Gary S. Maier, 310/207-9300